Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	State of Incorporation
McRae Office Solutions, Inc.	North Carolina

Compsee, Inc.	North Carolina

Hoke Development Company, Inc.	North Carolina

McRae Boot, Inc.	North Carolina

DataScan Corporation	South Carolina

System Integrators Plus, Inc.	North Carolina

Dan Post Boot Company	Tennessee
(formerly American West
Trading Company)

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